Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ZiLOG, Inc.:

     We consent to the incorporation by reference in the registration statements (No. 333-108372, No. 333-114501, and No. 333-114503) on Form S-8 of ZiLOG, Inc. of our report dated June 22, 2007, with respect to the consolidated balance sheets of ZiLOG, Inc. as of March 31, 2007, and March 31, 2006 and March 27, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the twelve months ended March 31, 2007, March 31, 2006 and the three month transition period ended March 27, 2005, and the related financial statement schedule, which report appears in the March 31, 2007 annual report on Form 10-K of ZiLOG, Inc.

/s/   Armanino McKenna LLP

San Ramon, California
June 22, 2007